August 5, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Silver Spike Acquisition Corp.
Registration Statement on Form S-1
Filed July 19, 2019, as amended
File No. 333-232734

Dear Ms. Majmudar:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Silver Spike Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on August 7, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 1,350 copies of the Preliminary Prospectus dated July 26, 2019 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC,
as Representative of the Several Underwriters

By:	/s/ Justin Sterling
Name:	Justin Sterling
Title:	Director

[Signature Page to Underwriters Acceleration Request Letter]